Exhibit 99.1

Telesat Contracts MDA as Prime Satellite Manufacturer for Its Advanced Telesat Lightspeed Low Earth Orbit Constellation

Telesat Lightspeed is fully-funded through global service delivery, with state-of-the-art technologies that increase network efficiency at substantially reduced cost

OTTAWA, CANADA - August 11, 2023 –Telesat (NASDAQ and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that space technology company MDA Ltd. (TSX: MDA) will build 198 advanced satellites for the Telesat Lightspeed Low Earth Orbit (LEO) program. Telesat also announced that Telesat Lightspeed is now fully funded through global service delivery taking into account the company’s own equity contribution, certain vendor financing, and aggregate funding commitments from its Canadian federal and provincial government partners.

By taking advantage of key technology advances, including MDA’s industry-leading digital beamforming array antennas and integrated regenerative processor, the re-designed Telesat Lightspeed network will achieve increased network efficiency and enhanced flexibility to focus and dynamically deliver capacity to users. These technology advances allow each satellite to be slightly smaller than the satellites Telesat was previously considering while still maintaining the highest levels of service performance, resiliency and overall usable capacity in the network.

Importantly, these state-of-the art satellites are also highly cost effective, resulting in an anticipated total capital cost savings for the 198-satellite program of approximately US$2 billion compared to Telesat’s prior capital estimate. This substantial savings facilitates the funding of the program and meaningfully improves what were already compelling projected financial returns.

Leveraging Telesat’s 54-year history of engineering excellence, the Telesat Lightspeed network was designed from inception to serve the demanding, mission-critical connectivity requirements of enterprise and government users. Service offerings for the optically-linked mesh network in space include multi-Gbps data links, Layer 2 MEF 3.0 standards, and highly secure, resilient, low-latency broadband connectivity anywhere in the world. With the signing of this contract, the Telesat Lightspeed program begins immediately, with satellite launches scheduled to commence in mid-2026 and polar and global services scheduled to begin in late 2027.

“I’m incredibly proud of the Telesat team for their innovative work to further optimize our Telesat Lightspeed design – which was already a highly advanced and high performing LEO network – resulting in dramatically reduced costs with unmatched enterprise-class service offerings,” stated Dan Goldberg, President and CEO of Telesat. “MDA is a world class satellite prime contractor with an impressive track record and a number of recent high profile, strategic space programs announced, and it is a privilege to be working side-by-side with them on the flagship, game-changing Telesat Lightspeed constellation. MDA’s deep expertise as a LEO prime contractor, as well our own leading expertise in satellite operations and systems engineering, gives us the highest level of confidence in meeting our objectives.”

“True to our values, MDA has been committed to being a trusted Telesat Lightspeed mission partner since the beginning, and our proven performance as a LEO constellation satellite prime contractor will now be leveraged to take the constellation forward,” said Mike Greenley, CEO of MDA. “We believe in Telesat’s mission and vision and are excited that our software-defined digital satellite product will be a key enabler in meeting their goals as we work together to usher in the next generation of space-based satellite communications.”

Telesat Lightspeed Program Funding

Telesat now has in place aggregate funding commitments from its Canadian federal and provincial government partners in the combined amount of up to approximately US$2 billion, demonstrating their strong commitment and confidence in the program and the importance of the New Space Economy for Canada. The finalization of this funding is dependent on a number of conditions, including completion of confirmatory due diligence and the conclusion of definitive agreements.

This funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit. Telesat will continue adding satellites that are funded using Telesat Lightspeed cash flow to complete the initial 198 satellite constellation. In addition to the approximately US$2 billion in anticipated capital savings, Telesat also expects substantial savings due to significantly reduced financing costs relative to the company’s prior plan.

The capital investment for the Telesat Lightspeed program is approximately US$3.5 billion and includes 198 Telesat Lightspeed satellites, satellite launch vehicles, a global ground network of landing stations and operations centers, business and operations support systems, and expenditures to support the further development of a portfolio of user terminals for Telesat’s target markets.

Telesat Lightspeed is the largest space program ever conceived in Canada and will be among the most innovative, cutting-edge broadband satellite networks in the world. MDA will manufacture the Telesat Lightspeed satellites in its state-of-the-art satellite systems design and high-volume manufacturing facilities in Quebec. The program will help bridge the digital divide, create and maintain approximately 2,000 high-quality Canadian jobs, spur Canadian-driven innovation and the development of valuable intellectual property, generate billions of dollars in economic growth, and drive domestic investment and exports.

“As a global leader in the new space economy, Canada is proud to see two domestic champions join forces on this flagship Canadian program to create high-skilled jobs and support cutting-edge innovation in the telecom industry, helping unlock economic and social opportunities in Canada’s rural and remote communities. Canada remains a strong supporter of Telesat Lightspeed and will continue to help solve some of the most pressing challenges we face here on Earth, from bridging the digital divide, to health, climate change, national security, and more.”

The Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry

Goldberg added, “We are grateful and proud to have the strong support of the Governments of Canada, Quebec and Ontario in the Telesat Lightspeed program.”

The investments of Canadian federal and provincial governments is denominated in Canadian dollars, which have been converted to US dollars in this release at an exchange rate of 1.34CAD:1USD.

Earnings conference call:

Telesat has scheduled a conference call on Friday, August 11, 2023, at 9:30 a.m. ET to discuss its financial results for the three month and six month periods ended June 30, 2023. Prior to the commencement of the call, Telesat will post a news release containing its financial results on its website. Details to access the conference call and webcast can be found on Telesat’s Investor Relations website.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (NASDAQ and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit (LEO) satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fibre-like speeds. For updates on Telesat, follow us @Telesat on Twitter, LinkedIn, or visit www.telesat.com.

Media Relations Contacts

Lynette Simmons

+1 613 748 8729

pr@telesat.com

Investor Relations Contacts:

Hugh Harley	Michael Bolitho
+1 613 748 8424	+1 613 748 8828
ir@telesat.com	ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including the growth opportunities and expected performance, cost savings and financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “intends,” “anticipated,” “projected,” “finalized,” “scheduled to” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with our business and the Telesat Lightspeed constellation. Known risks and uncertainties include but are not limited to: inflation and rising interest rates; our ability to enter into definitive funding agreements with the company’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of our vendor financing; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition with other LEO systems, deployed, and to be deployed, including systems deployed by SpaceX, Amazon Kuiper and Eutelsat/OneWeb; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; our ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022, that was filed on March 29, 2023, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at https://www.sec.gov/ and SEDAR’s website at https://www.sedarplus.ca as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.

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